Prospectus

935,000 Shares

LEGGETT & PLATT, INCORPORATED
Common Stock
(and Preferred Stock Purchase Rights attached to the Common Stock)


The shares of Common Stock, $.01 par value, (the "Common Stock") of Leggett & Platt, Incorporated, a Missouri corporation (the "Company") offered hereby (the "Shares") are being sold for the account of and by the persons named under the caption "Selling Shareholders." The Selling Shareholders have advised the Company that the Shares may be sold from time to time in transactions on the New York Stock Exchange or Pacific Stock Exchange or in negotiated transactions, in each case at prices satisfactory to the Selling Shareholders. (See "Plan of Distribution.")

The Company will receive no part of the proceeds from the sale of the Shares. The Selling Shareholders will pay all applicable stock transfer taxes, transfer fees and brokerage commissions, and related fees and expenses, but the Company will bear the cost of preparing the Registration Statement to which the "Prospectus" is a part and all filing, legal and accounting fees incurred in connection with registration of the Shares under the federal securities laws.

The Common Stock is listed on the New York Stock Exchange and Pacific Stock Exchange (symbol: LEG). On December 12, 1998 the average of the high and low prices of the Common Stock on the New York Stock Exchange, Composite Transactions was $22.4375 per share.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



	The date of this Prospectus is December 23, 1998.








	AVAILABLE INFORMATION

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the offices of the Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549 and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; 75 Park Place, 14th Floor, New York, New York 10007; and 5757 Wilshire Blvd., Suite 500 East, Los Angeles, California 90036-3648. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Web site at "http://www.sec.gov" which contains reports, proxy statements and other information regarding registrants that file electroni-cally with the commission. Reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York and at the office of the Pacific Stock Exchange Incorporated, Listings Department, 115 Sansone Street, Suite 1104, San Francisco, California 94104. This Prospectus does not contain all the information set forth in the Registration Statement filed by the Company with respect to the offering made hereby. Copies of such Registration Statement are available from the Commission.

	INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents have been previously filed by the Company with the Commission and are incorporated by reference into this Prospectus:

(1)	Annual Report on Form 10-K for the year ended December 31, 1997 (see
"Recent Stock Split").

(2)	Quarterly report(s) on Form 10-Q for the quarter(s) ended March 31, 1998,
June 30, 1998 and September 30, 1998.

(3) Form 8-K, filed December 1, 1998.

(4)	The description of the Common Stock contained in Form 8-A dated June 5,
1979, including any amendments or reports filed for the purpose of updating such description.

(5)	The description of the Company's Preferred Stock Purchase Rights contained in Form 8-A dated February 15, 1989, including any amendments or reports filed for the purpose of updating such description.

All reports and definitive proxy statements filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering to be made hereunder shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents, except that in no event shall any information included in any such document in response to item 402(i), (k) or (l) of Regulation S-K be deemed to constitute a part of this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated herein or in the Registration Statement by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). All requests for such information should be directed to the Company's executive offices at No. 1 Leggett Road, Carthage, Missouri 64836, Attention: Investor Relations, (417) 358-8131.

THE COMPANY

The Company was incorporated in 1901 as the successor to a partnership formed in 1883 in Carthage, Missouri. That partnership was a pioneer in the manu-facture and sale of steel coil bedsprings. The Company's principal executive offices are located at No. 1 -- Leggett Road, Carthage, Missouri 64836, telephone (417) 358-8131. Unless otherwise indicated the term "Company" includes Leggett & Platt, Incorporated and its majority-owned subsidiaries.

The Company is a manufacturer. It serves markets for components and related products for bedding, furniture and other furnishings including commercial fixtures, store displays, shelving, and related products as well as materials, equipment and technologies used by Company operations and other manufacturers in diverse markets. Components are items used by furnishings manufacturers to construct their finished products. Examples of components manufactured by the Company include innerspring and boxspring units for mattresses and boxsprings; foam, textile, fiber and other cushioning materials for bedding and furniture; springs and seating suspensions for furniture; steel mechanisms for reclining chairs, sleeper sofas and other types of motion furniture; chair controls, aluminum, steel and plastic bases for office furniture; non-fashion fabrics and other furniture supplies; aluminum die castings for gas barbeque grills and other furnishings.

The Company also makes some finished furnishings products. Examples include bed frames, daybeds, bunk beds, headboards, electric beds, carpet underlay, point-of-purchase displays, other wood, metal and wire displays, shelving and other commercial fixtures. These finished products are sold to manufacturers that also buy the Company's components or to wholesalers and retailers. Point-of-Purchase displays are sold to manufacturers of packaged goods for use in retail stores. Other commercial fixtures are sold to retailers to furnish their stores and other end users for food service, office and industrial applications.

Outside the furnishings area, the Company produces and sells a number of components and other products used in many different home, industrial and commercial applications. Examples of these diversified products include industrial wire, steel tubing, automotive seat suspension systems, aluminum ingot, industrial fabrics, mechanical springs, machinery and parts for manufacturing equipment, foam products and injection molded plastic products.

The Company's products are made primarily from steel rod, wire and other types of steel, textile fibers, woven and non-woven fabrics, aluminum, wood, foam chemicals, and plastics. Some of these raw materials such as steel wire, steel tubing, aluminum ingot, shredded textile fibers and cut-to-size dimension lumber are manufactured by the Company.

	USE OF PROCEEDS

The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders.

SELLING SHAREHOLDERS

The following information has been provided to the Company by the persons listed below as the Selling Shareholders including the number of shares of the Common Stock beneficially owned by each Selling Shareholder as of December 17, 1998 and the number of shares of the Common Stock being offered for the account of such Selling Shareholder pursuant to this Prospectus.



                     Shares                              Shares To Be Owned
Name of              Beneficially Owned  Shares Offered  After Completion of
Selling Shareholders Prior to Offering   Hereby          This Offering
-------------------- ------------------  --------------  -------------------
S. Bailey Company
Limited              120,000             120,000         0

544697 Ontario
Limited              600,000             600,000         0

Marchus Pachul       200,000             200,000         0

Fritz Winkels         15,000              15,000         0


None of the Selling Shareholders has held any position or office or otherwise had a material relationship with the Company within the past three years other than as a result of the ownership of the Shares of the Common Stock of the Company.

Each of the Selling Shareholders received the Shares offered hereby directly or indirectly in connection with the acquisition of three related private Canadian companies by the Company. These entities are now wholly owned subsidiaries of the Company.

PLAN OF DISTRIBUTION

The Shares may be sold from time to time by the Selling Shareholders or their pledgees or donees. Such sales may be made on one or more exchanges or in negotiated transactions not on an exchange at prices and on terms then prevailing or at prices related to the then current market price or at negotiated prices. The Shares may be sold by one or more of the following:
(a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; and (b) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts in amounts to be negotiated immediately prior to the sale which amounts wil not be greater than that normally paid in connection with ordinary trading transactions.

In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

RECENT STOCK SPLIT

On May 13, 1998, the Board of Directors of the Company declared a two-for-one stock split in the form of a stock dividend for shareholders of record on May 29, 1998. The shares were distributed to shareholders on June 15, 1998. All references to per share amounts have been restated to reflect the stock split.

(S>
                          1997       1996       1995       1994       1993
                                           (Unaudited)
                       (Dollar amounts in millions, except per share data)
Summary of Operations
Net Sales                 $2,909.2   $2,466.2   $2,256.9   $2,009.1   $1,526.7
Earnings from continuing
operations                   208.3      153.0      134.3      119.5       85.6
Basic earnings per share
from continuing
operations                    1.09       0.84       0.76       0.69       0.53
Diluted earnings per share
from continuing operations    1.08       0.83       0.75       0.68       0.52
Cash dividends declared per
share                         0.27       0.23       0.19       0.155      0.135
Summary of Financial Position
Total Assets              $2,106.3   $1,712.9   $1,478.1   $1,327.0   $1,080.1
Long-Term Debt               466.2      388.5      380.6      364.1      306.1

Merger related costs of $16.4 after-tax or $.09 per basic and diluted share are included in 1996 earnings from continuing operations.


              CAPITAL STOCK

The Company's authorized capital stock consists of 300,000,000 shares of Common Stock, $.01 par value, 1,000,000 shares of Series A Junior Participating Preferred Stock and 99,000,000 shares of Preferred Stock without par value.
As of December 11, 1998 there were 196,958,034 shares of Common Stock and no shares of Preferred Stock outstanding.

A description of the Common Stock is contained in the Company's Registration Statement on Form 8-A, dated June 5, 1979, including any amendments or reports filed for the purpose of updating such description, which is incorporated by reference. A description of the Preferred Stock Purchase Rights is contained in the Company's Registration Statement on Form 8-A, dated February 15, 1989, including any amendments or reports filed for the purpose of updating such description, which is also incorporated by reference.


	LEGAL OPINIONS

Ernest C. Jett, Vice President, General Counsel and Secretary of the Company, has rendered an opinion concerning the validity of the Shares and certain other legal matters. Mr. Jett is a full-time employee of the Company. On December 15, 1998, Mr. Jett beneficially owned 39,686 shares of Common Stock and held options to purchase an additional 42,784 shares of Common Stock which are exercisable on or within 90 days of said date.

	EXPERTS

The financial statements incorporated in this Prospectus by reference to Form 10-K for the year ended December 31, 1997, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.





	TABLE OF CONTENTS

                                         Page

Available Information----------------------	2

Incorporation of Certain Information
   by Reference----------------------------	2

The Company--------------------------------	3

Use of Proceeds----------------------------	3

Selling Shareholders-----------------------	4

Plan of Distribution-----------------------	4

Recent Stock Split------------------------- 4

Capital Stock------------------------------	5

Legal Opinions-----------------------------	5

Experts------------------------------------	5


















LEGGETT & PLATT, INCORPORATED

935,000 Shares
Common Stock
$.01 Par Value

(and Preferred Stock Purchase Rights
attached to the Common Stock)



PROSPECTUS




December 23, 1998




No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by the Company, any Selling Shareholder or any other person. Neither the delivery of this Prospectus nor any sale made herein shall, under the circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy the securities offered hereby to any person or by anyone in any jurisdiction in which such offer or solicitation may not lawfully be made.